

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



NoAct
P.E. 12-12-02

DIVISION OF
CORPORATION FINANCE



03005008

January 10, 2003

Ronald D. McCray
Vice President, Associate General Counsel
and Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Re: Kimberly-Clark Corporation
Incoming letter dated December 12, 2002

Dear Mr. McCray:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to Kimberly-Clark by Chris Rossi. We also have received a letter from the proponent dated December 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415


Kimberly-Clark

Ronald D. Mc Cray
Vice President, Associate General Counsel
and Secretary


RECEIVED
2002 DEC 16 AM 11:47

December 12, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On November 13, 2002, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed shareholder resolution (the "Proposal") from Mr. Chris Rossi (the "Proponent") for inclusion in the proxy materials to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal calls for the Company to "amend [its] governing instruments to adopt the following: Beginning on the 2004 Kimberly-Clark fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired." A copy of the Proposal and the accompanying supporting statement are attached hereto as Exhibit A.

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f) and Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, together with the exhibits hereto.

Grounds for Omission under Rule 14a-8(f) and Rule 14a-8(i)(7)

A. The Submission of the Proposal Was Not Timely.

The Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(f) because it was not timely submitted to the Company. Rule 14a-8(e)(2) provides that, in order for a stockholder proposal to be properly submitted for inclusion in a proxy statement for a company's regularly scheduled annual meeting, "the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Statement") was dated and released to Company stockholders on March 12, 2002. Pursuant to Rule 14a-8(e), the deadline for timely submitting a proposal for inclusion in the Proxy Materials was, therefore, November 12, 2002. This deadline was noted on p. 25 of the 2002 Proxy Statement.

The Proposal was received by the Company on November 13, 2002, one day after the deadline. An affidavit from Mr. Michael L. Martin, Mail Specialist at the Company, in which Mr. Martin confirms that the Company received the Proposal on November 13, 2002, is attached hereto as Exhibit B. The Staff has routinely concurred in the omission of proposals received after the deadline contained in Rule 14a-8(e)(2), including proposals that were submitted only one day late. See *IBP, Inc.,* (avail. January 19, 2000) (proposal submitted one day late); *Guest Supply, Inc.,* (avail. October 20, 1998) (proposal submitted one day late). Accordingly, the Company should be permitted to exclude the Proposal from the Proxy Materials under Rule 14a-8(f).

B. The Proposal Topic Relates to the Company's Ordinary Business Operations.

The Proposal is also properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal's topic, the selection of the Company's auditing firm (and the timing of such selection), relates to the ordinary business operations of the Company.

A virtually identical proposal was submitted to ConAgra Foods, Inc. by the Proponent for inclusion in proxy materials to be distributed in connection with ConAgra's 2002 annual meeting of shareholders. See *ConAgra Foods, Inc.* (avail. June 14, 2002). The ConAgra shareholder proposal read: "The shareholders of Con-Agra request the Board of Directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning on the 2003 Con-Agra fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired." In its response to ConAgra's no-action request, the Staff stated its view: "[t]here appears to be some basis for [the] view that ConAgra may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors)." See also *American Financial Group, Inc.* (avail. April 4, 2002)(proposal submitted by Proponent on same topic as Proposal excludable under Rule 14a-8(i)(7)). The *ConAgra* and *American Financial Group* letters were consistent with a long line of no-action letters in which the Staff, pursuant to Rule 14a-8(i)(7), permitted exclusion of proposals relating to the selection of auditors. See, e.g., *Fleetwood Enterprises, Inc.* (avail. April 24, 2002) and *SONICblue Incorporated* (avail. March 23, 2001).

The Proposal is nearly identical to the proposals at issue in *ConAgra* and *American Financial Group*. As was the case in *ConAgra* and *American Financial Group*, the selection of the Company's auditor is made pursuant to carefully-developed internal procedures. The Proposal would interfere with the conduct of the Company's ordinary business operations because it would require the Company to change auditors every four years no matter what business judgment was made with respect to the auditors' experience and qualifications. Accordingly, the Company should be permitted to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7).

Conclusion

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials. The Company requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if it does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 972-281-1217.

Very truly yours,

Ronald D. Mc Cray
Vice President, Associate General Counsel
and Secretary

cc: Mr. Chris Rossi

EXHIBIT A (Attached)

RECEIVED
NOV 13 2002
OFFICE OF WRS

Chris Rossi
P.O. Box 249
Boonville, CA. 95415

Kimberly-Clark
Wayne Sanders-C.E.O.
P.O. Box 619100
Dallas, Texas 75261-9100

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2003 KIMBELY-CLARK PROXY MATERIAL

The shareholders of Kimberky-Clark request the board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Begining on the 2004 Kimberly-Clark fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

Chris rossi holder of 3120 common shares certificates #FBU232176, FBU308711

Chris Rossi

Supporting Statement

Our country was founded on the principle of checks and balances of open competition. We have all profited handsomely from these principles. When a person, a company or a government entity has a monopoly all types of abuses occur. One reason there are no checks and balances, no competition to keep thing in line and on the up and up. Auditors are hired by a company, usually forever. Three recent catastrophes, Enron, Global Crossing, and Worldcom illustrate the need for this proposal. With a new auditor every four years, the last auditor is less inclined or will not have the time to be part of a fraud.

EXHIBIT B (Attached)

AFFIDAVIT AND CONFIRMATION OF DATE OF RECEIPT OF CERTIFIED MAIL

I, Michael L. Martin, Mail Specialist at Kimberly-Clark Corporation's (the "Company") headquarters in Irving, Texas, confirm that a certified mail envelope from Chris Rossi, P.O. Box 249 Boonville, CA 95415 containing a shareholder proposal, was received by the Company on Wednesday, November 13, 2002.

Michael L. Martin

Subscribed and affirmed before me this 14th day of November, 2002, at Irving, Texas. My commission expires on 6/13/04.

Notary Public

BETH K. VENTIMIGLIA
Notary Public, State of Texas
My Commission Expires 06-13-04

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

December 23, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street , N.W.
Washington , D.C. 20549

Re : Chris Rossi Proposal 2003 Kimberly-Clark Proxy Material

Ladies and Gentlemen :

Kimberly-Clark has provided information that they signed for the proposal a day after the deadline and that the proposal should be excluded because it was not timely . Enclosed is a copy of certified mail and return receipt , showing that it was mailed November 6, 2002 . My proposal was mailed seven days prior to the deadline which shows good faith attempt to meet the deadline . I have clearly seen a pattern by companies to wait until the deadline has passed to sign for shareholder proposals . How far can these companies stretch this ? If I had mailed this October 6, 2002 and they signed for it on November 13, 2002 could they then exclude the proposal because it was noy timely ?

The company's second argument that anything that has to do with auditors relates to the company's ordinary course of business . If this is true , why do we vote to ratify the selection of outside auditor on the proxy ? Is corporate governance a permissible topic for shareholder proposals ? If it is why are outside auditors the centerpiece of all discussion on corporate governance .

The commission in the past has avoided answering these very questions . The time and climate is right for this proposal which seeks to do what many in Congress as well as officials at the Securities and Exchange Commission believe is good corporate governance .

Yours Truly,

Chris Rossi

Chris Rossi

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Kimberly Clark
Wayne Sanders - CEO.
P.O. Box 619100
Dallas, Texas 75261-9100

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) Michael L Martin

C. Date of Delivery 11-13-02

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label) 7001 1940 0002 6063 2755

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.42

Postmark Here — BOONVILLE CA 95415 NOV - 6 2002 USPS

Sent To Kimberly Clark
Street, Apt. No.; or PO Box No. P.O. Box 619100
City, State, ZIP+4 Dallas, Texas 75261-9100

PS Form 3800, January 2001 See Reverse for Instructions

7001 1940 0002 6063 2755

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kimberly-Clark Corporation
Incoming letter dated December 12, 2002

The proposal relates to audit firm rotation.

There appears to be some basis for your view that Kimberly-Clark may exclude the proposal under rule 14a-8(e)(2) because Kimberly-Clark received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Kimberly-Clark omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Kimberly-Clark relies.

Sincerely,

Alex Shukhman
Attorney-Advisor